legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE CHAD FRIEND, ESQUIRE MICHAEL RASMUSSEN, ESQUIRE OF COUNSEL: PETER P. LINDLEY, JD, CPA, MBA STUART REED, ESQUIRE MARC S. WOOLF, ESQUIRE	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM
E-MAIL:LANTHONY@LEGALANDCOMPLIANCE.COM

January 23, 2015

VIA ELECTRONIC EDGAR FILING

John Dana Brown, Attorney-Advisor

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Orbis Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed on January 14, 2015
File No. 333-199205

Dear Mr. Brown:

We have electronically filed herewith on behalf of Orbis Corporation (the “Company”) Amendment No. 3 to the above-referenced registration statement on Form S-1 (“Amendment No. 3”). Amendment No. 3 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s telephone call on January 22, 2015. We trust you shall deem Amendment No. 3 and the contents of this transmittal letter responsive to your comment.

Comment 1: Please include 2014 executive compensation information.

Response: In Amendment No. 3, the Company has included executive compensation information.

If the staff has any further comments regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832